Exhibit 99.1

NICE Wins STAR Award for Innovation in Enabling Customer
Success in Professional Services

NICE receives TSIA accolade for its innovative services that help customers realize the maximum business value from the use of its products

RA’ANANA, ISRAEL, December 3, 2013 – NICE Systems (NASDAQ: NICE) today announced it has been named the winner of the 2013 Technology Services Industry Association (TSIA) STAR Award for Innovation in Enabling Customer Success, Professional Services. The company received the honor on October 23rd at the Technology Services World (TSW) Service Transformations conference in Las Vegas.

NICE received this accolade for demonstrating an innovative Business Consulting model, which helps customers realize the maximum business value from the use of its products. NICE’s Professional Services’ Value Acceleration methodology is based on the premise that the solution to realizing and accelerating business value is to add support and guidance in the planning and readiness phase of a technology implementation and then leverage quick wins to ensure a long-term impact.

As a result, customer deployment times have been dramatically reduced, and business impacts are not only being measured but are being realized, in some cases in as few as four months.

“We are proud to receive this award, and credit goes to the talented men and women of the NICE Professional Services team that deliver business impact every day,” said Barak Eilam, President of NICE Americas. “It is through our people and innovative methodologies that our customers can realize true value when implementing our solutions.”

“The STAR Awards program is a long-standing honor in the technology services industry, recognizing world-class organizations that exhibit superior initiative and innovation within key disciplines of the technology services arena,” said Tom Rich, senior vice president of programs for TSIA. “NICE has clearly demonstrated its high-level dedication to delivering landmark results in the area of Innovation in Enabling Customer Success, Professional Services, and it was an honor to recognize them at our 2013 TSW Service Transformations event.”

About the STAR Awards
Companies in the running for the STAR Award undergo a rigorous evaluation process, with the winners selected by TSIA’s service discipline advisory board members. Since its inception in 1990, the STAR Awards have become one of the highest honors in the technology services industry. For information on the STAR Awards, go to http://www.tsia.com/services-excellence/star-awards.html.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

NICE Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.